February 20, 2009

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Room 7010

Washington, D.C.  20549-7010

Re:

Parlux Fragrances, Inc.

Form 10-K for Fiscal Year Ended March 31, 2008

File No. 000-15491

Dear Mr. O’Brien:

On behalf of Parlux Fragrances, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated February 4, 2009, regarding the above-referenced Form 10-K.  Please note that, for the Staff's convenience, we have recited the Staff's comments in boldface type and provided our response to each comment immediately thereafter.

Form 10-K for the year ended March 31, 2008

Cover Page

1.

We note that you have checked the box on the cover page indicating that you are an accelerated filer.  Rule 12b-2(1)(i) defines an accelerated filer as an issuer that had an aggregate market value of its common equity held by its non-affiliates of $75 million or more, but less than $700 million, as of the issuer's most recently completed second fiscal quarter.  It appears that the company determined at the end of its March 31, 2008 fiscal year that the market value of its common stock held by non-affiliates was less than $50 million, as of the last business day of the most recently completed second quarter, i.e. September 28, 2007.  Please tell us why you believe you are an accelerated filer.

In response to the Staff’s comment, we acknowledge that based on the aggregate market value on September 28, 2007, the Company was not an accelerated filer for the fiscal year ended March 31, 2008. The aggregate market value of our common stock held by non-affiliates was $48,251,634 based on a closing sale price of $3.89 on September 28, 2007 (the last business day of the second quarter of the fiscal year ended March 31, 2008) as reported on the National Association of Securities Dealers Automated Quotation System. Shares of common stock held by each executive officer and director and by each person who owns 5% or more of the outstanding common stock, based on Schedule 13D and 13G filings, have been excluded since such persons may be deemed affiliates. The Company was previously filing as an accelerated filer on a voluntary basis.  The Company will reevaluate our filing status for fiscal year ending March 31, 2009.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

General:

2.

In your risk factor disclosure on page 12, you discuss how consumer spending on fragrance and other accessory products is influenced by general economic conditions. You further discuss in your Form 10-Q for September 30, 2008, the consolidation in the US department store retailing industry. However, you have not included any discussion of the current economic environment or its impact on your operations or liquidity in MD&A.  Please expand MD&A, in future filings, to provide a discussion of recent economic events, including the significant drop in consumer business for retailers and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on operations since March 31 on, your customers, expected trends, management's response for managing these events, potential future actions by

Terence O’Brien

Accounting Branch Chief

February 20, 2009

management and how you expect all of the new licenses you have entered into in 2008 to perform in this current economic environment. Discuss the recent impairments of trade names and licenses in 2007 and 2008. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity, including your availability on current debt instruments and related covenant compliance. In your response to this letter, please provide a detailed description of proposed future disclosure.

In future filings, the Company will address the Staff’s comments above.  The Company has included additional disclosure in its Form 10-Q for the period ended December 31, 2008, which addresses the Staff’s comments.  These expanded disclosures can be found on page 3, in the MD&A section, under Significant Trends; on pages 4 – 6, in the Comparison of the three-month period ended December 31, 2008, with the three month-period ended December 31, 2007; on pages 9 – 11, and in the Liquidity and Capital Resources section (Addendum No. 1); and in Footnote D – Trademarks and Licenses on page 24 (Addendum No. 2). We have also included addendums for your reference. These expanded disclosures will be included in future filings.

Critical Accounting Policies

3.

We note your disclosure of your critical accounting policies.  Please expand your discussion of critical accounting policies, to analyze to the extent material for each critical estimate identified, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.  Please analyze each estimate for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.  Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.  In this regard, discuss how you have assessed your inventory valuation in the current market environment.  Given the current economic conditions and the impact it has had on your stock price, this detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results.  Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.  In your response to this letter, please provide a detailed description of proposed future disclosure.

In future filings, the Company will address the Staff’s comments regarding critical accounting policies.  Additional language from the Company’s proposed disclosure to be included in future filings will be in the form as follows:

Critical Accounting Policies and Estimates

Accounting for Long-Lived Assets. The value of our long-lived assets, including brand licenses and trademarks, is exposed to future adverse changes if we experience declines in operating results or experience significant negative industry or economic trends. Long-lived assets are reviewed for impairment under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, if events or circumstances have occurred that indicate a potential impairment. The identification and measurement of impairment of indefinite-lived intangible assets involves the estimation of the fair value of the related asset. The estimates of fair value are based on the best information available as of the date of the assessment, which primarily incorporates management assumptions about expected future cash flows. Future cash flows can be affected by changes in industry or market conditions.

We recorded a non-cash impairment charge for the XOXO fragrance license of $0.4 million in fiscal year 2008 and $1.1 million in fiscal year 2007.  These impairment charges are included in depreciation and amortization expense in the accompanying consolidated statements of operations.

Allowance for Sales Returns. As is customary in the prestige fragrance industry, we grant most of our unrelated U.S. department store customers the right to return a product which does not “sell-through” to consumers. At the time of sale, we record a provision for estimated product returns based on our historical “sell-through” experience, economic trends and changes in our assessment of customer demand. Based upon this information,

Terence O’Brien

Accounting Branch Chief

February 20, 2009

we provide an allowance for sales returns. It is generally after the specific gift-giving season (Mother’s Day, Christmas, etc.) that our customers request approval for the return of unsold items. We decide to accept returns on a case-by-case basis. There is considerable judgment used in evaluating the factors influencing the provision for returns and additional allowances in any particular period may be needed, if actual returns received exceed estimates, reducing net sales.

The allowance for sales returns was $1.0 million and $1.3 million at March 31, 2008, and 2007, respectively.  Fluctuations in the allowance balance are generally higher after gift-giving seasons and are estimated based on a three month period, as it generally takes between two to three months for us to receive such returns.  Historically, our estimated allowances have been sufficient to cover the amount of returns subsequently received.  However, an increase in sales returns due to a change in economic conditions, or otherwise, could have a material impact on our operating results.

Allowances for Doubtful Accounts Receivable. We maintain allowances for doubtful accounts to cover anticipated uncollectible accounts receivable, and we evaluate our accounts receivable to determine if they will ultimately be collected. This evaluation includes significant judgments and estimates, including a customer-by-customer review for large accounts. If the financial condition of our customers, or any one customer, deteriorates resulting in an impairment of their ability to pay, additional allowances may be required.

The allowance for doubtful accounts receivable was $1.0 million and $1.6 million at March 31, 2008, and 2007, respectively.  We continuously monitor the collectability of our receivables by analyzing the aging of our account receivables, assessing our customers credit worthiness, and evaluating the impact of the changes in economic conditions.  Historically, our estimated allowances have been sufficient to cover our uncollectable receivables. However, significant changes in the circumstances that affect the collectability of our receivables could have a material impact on our cash flows and operating results.

Inventory Write-downs. We record inventory write-downs for estimated obsolescence and shrinkage of inventory. Our estimates consider the cost of inventory, the estimated market value, the shelf life of the inventory, current economic conditions, the specific license agreement requirements for the individual brands and our historical experience. If there are changes in the items considered for these estimates, or changes in consumer preferences, additional inventory write-downs may be necessary, which could have a material adverse affect on our operating results.

We perform a review of our inventory on a quarterly basis in order to ascertain whether the carrying amount of the inventory is reflected at its lower of cost or market. During the years ended March 31, 2008, and 2007, the carrying value of certain inventory was reduced by $0.9 million and $2.8 million, respectively, as slower-moving inventory would need to be discounted in order to sell the product. These adjustments are included in cost of goods sold in the accompanying consolidated statements of operations. In addition, we maintain inventory of collateral items such as, testers, samples, gifts with purchases and other advertising materials to support the sales of our products. This inventory is classified as prepaid advertising, which is included in prepaid expenses and other current assets, net in the accompanying consolidated balance sheets. A review similar to the one noted above is also performed for this inventory. During the years ended March 31, 2008, and 2007, the carrying value of collateral items inventory was reduced by $0.2 million and $0.8 million, respectively, as excess collateral items for older brands were marked down to the lower of cost or market. These adjustments are included in advertising and promotional expense in the accompanying consolidated statements of operations.

Income Taxes and Valuation Reserves. If warranted, we record a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. We consider projected future taxable income and ongoing tax planning strategies in assessing the valuation allowance. In the event we determine that we may not be able to realize all or part of our deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to earnings in the period of such determination, which such adjustment could be material. We do not anticipate any material adjustments relating to unrecognized tax benefits within the next twelve months, however, the outcome of tax matters is uncertain and unforeseen results can occur.

Terence O’Brien

Accounting Branch Chief

February 20, 2009

Results of Operations

4.

Please revise future filings, to explain why there was such a significant increase in Perfumania sales during 2008.  We further note sales to Perfumania dropped 34% in the third quarter 2009.  Please ensure your revised disclosure, in future filings, explains in detail the reasons for fluctuations in the volume of sales to this party.

In future filings, the Company will discuss the events and circumstances surrounding volume fluctuations in sales to Perfumania including, as appropriate, the significant increases in 2008 and the 34% drop in the quarter ended September 30, 2009.

5.

We note that your advertising and promotion expenses decreased 22% during 2008. Please explain in further detail how these expenses decreased during 2008 when you launched new products during 2008 that resulted in significant increases in sales.

In future filings, the Company will address the Staff’s comments regarding advertising and promotion expenses.  We have included our expanded explanation in our Form 10-Q for the period ended December 31, 2008 (Addendum No. 1).  To further clarify, it is standard industry practice to launch new products in the U.S. domestic retail environment rather than through international wholesale channels.  Although margins in the U.S. retail sector tend to be significantly better than in our international and wholesale channels, we bear a material advertising and promotional cost to support the brands sold in the U.S. domestic market.  These costs include cooperative advertising and catalog costs, demonstration expenses and representatives who work within the retail store to promote our product lines.  When selling in the international and wholesale channels, our distributors are given a larger discount off of the retail price, however, most of the related advertising and promotional costs are borne by the distributor, who is required to spend on the brands as per our distribution agreement with them. Fluctuations in periodic costs can vary as a result of the mix between domestic and international/wholesales sales.

6.

Royalties expense increased 22% during 2008 as a result of license requirements for your "current sales mix" and royalties for "certain brands."  Please revise future filings to discuss in detail the actual sales mix that resulted in the increase, whether or not you anticipate a change in this sales mix and if so the impact this sales mix or certain brands will have on operations.

In future filings, the Company will address the Staff’s comments regarding royalties expense.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Y. Segment Information, page F-14

7.

We note that you sell several brands of fragrances and have discreet financial information for each brand as you have been able to discuss how certain financial statement line items have been impacted by certain brands.  We also note that one of your customers, Perfumania, accounted for more than 10% of your net sales in each period presented.  Accordingly, in future filings, please disclose the information required by paragraphs 37-39 of SFAS 131.

In future filings, the Company will present, when applicable, an additional note to the financial statements disclosing the segment information required by paragraphs 37-39 of SFAS No. 131, with respect to information about products and services, geographic areas and major customers.

Note 3. Inventories. page F-16

8.

In future filings, please explain how you determined the amount of inventory to classify as long-term.  Explain how you determined the items are appropriately classified as long-term, rather than evaluating the impairment based on the estimated selling price in a normal business cycle.  Explain what happened to this inventory, specifically addressing the nature of the inventory (e.g. brand), whether or not

Terence O’Brien

Accounting Branch Chief

February 20, 2009

it was sold during 2008 or merely reclassified to current and how management determined this reclassification was appropriate.

The Company has updated its disclosure in Footnote C – Inventories in its Form 10-Q for the period ended December 31, 2008, which addresses the Staff’s comments regarding the determination of the amount of inventory classified as long-term (Addendum No. 3).  These expanded disclosures will be included in future filings.

9.

On page 31 you discuss some reasons for the high inventory balances relative to cost of sales.  The statements of cash flows report the write downs of inventories of $1.1 million, $3.6 million and $1.8 million in the last three full fiscal years, and the apparent net reversal of $28,000 in write downs during the six months ended September 30, 2008.  Please expand the notes to the financial statements in future filings to disclose the amount of write downs in each period, the nature of these items, and the facts and circumstances surrounding management's determination of the amount of write downs or reversals.  Considering our comment on critical accounting policies, above, please provide a robust discussion of your inventory accounting policies, valuation methods, and underlying assumptions in MD&A.  It appears a quantification of the amount of inventory attributable to each fragrance brand would greatly aid investors in understanding the relationship of the inventory levels to the current stage in the brand life cycle and the potential risks associated with concentrations of inventory in specific brands.

The Company has included additional disclosure in its Form 10-Q for the period ended December 31, 2008, which addresses the Staff’s comments (Addendum No. 3).  In response to the Staff's comment in the last sentence, we respectfully disagree that "a quantification of the amount of inventory attributable to each fragrance brand would greatly aid investors."  We believe that such a level of disclosure would not provide investors with information material to an investment decision, and further, such quantified disclosure could result in competitive harm to the Company in negotiating and setting pricing levels with both vendors and customers.

Note 6. Tradenames and Licenses, page F-17

10.

We note you have recorded impairment charges for the XOXO license during 2007 and 2008. Please revise disclosure, in future filings, to discuss the events and circumstances surrounding management's determination that an impairment charge was necessary. Refer to paragraph 46 of SFAS 142. Further, considering the decline in your stock price during 2008 and the current economic environment, tell us whether or not these factors have triggered an interim impairment test under SFAS 142. Explain how you determined intangible assets are recoverable in the current market environment.

As set forth in response 2, the Company has included such disclosure in its Form 10-Q for the period ended December 31, 2008, under Note D Trademarks and Licenses to the Notes to Condensed Consolidated Financial Statements, and have included a caption in the Statements of Operations in which we have recorded the impairment charge in accordance with paragraph 46 of SFAS 142, that addresses the Staff’s comments (Addendum No. 2).

Terence O’Brien

Accounting Branch Chief

February 20, 2009

Note 17. Selected Quarterly Financial Data, page F-35

11.

We note certain fluctuations in your quarterly data that have not been discussed in MD&A. For example, you incurred a net loss in the first quarters of 2007 and 2008 and a loss in the third quarter of 2007. Please note that any significant variations in quarterly data should be discussed in MD&A, pursuant to Item 302 of Regulation S-K.

In future filings, the Company will discuss significant variations in quarterly data in the MD&A, pursuant to Item 302 of Regulations S-K.

Exhibit Index

12.

Please tell us if you have any material contracts or agreements with Perfumania and whether such contracts are filed as exhibits pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

As defined in Item 601(b)(10)(ii)(A) of Regulation S-K, the Company has determined that it does not have any material contracts or agreements with Perfumania.

Form 10-K/A

Item 11. Executive Compensation, page 6

Compensation Discussion and Analysis, page 6

13.

We note on pages 7 and 8 that you have engaged in benchmarking of total compensation or material elements of compensation. In future filings, please identify the benchmark and component companies. See Item 402(b)(2)(xiv) of Regulation S-K.

In future filings, should the Company engage in benchmarking of total compensation or material elements of compensation, the Company will identify the benchmark and component companies.

Current Executive Compensation Program Elements, page 7

14.

We note that elements of executive compensation are based on variables linked to the attainment of financial and operational objectives, but you have not disclosed any specific items of performance that are evaluated or target levels of those items. In future filings, please disclose the items of your performance that are measured and the related target levels for each executive officer.  Also analyze how individual roles and performance factor in to the compensation amounts you disclose for each executive officer.  See Item 402(b)(1)(v) and 402(b)(2)(v) of Regulation S-K.

In future filings, the Company will disclose, as appropriate,  the items of performance that are measured and  the related target levels for each executive officer, including an analysis of how individual roles and performance factor in to the compensation amounts disclosed for each executive officer.

Terence O’Brien

Accounting Branch Chief

February 20, 2009

* * *

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff's comments.  If you have any questions, please call me at (954) 316-9008 extension 8106.

Sincerely,

PARLUX FRAGRANCES, INC.

/s/ Raymond J. Balsys

  Chief Financial Officer

cc:

Akerman Senterfitt

Jonathan Awner

Rachlin LLP

Morrie I. Hollander

Terence O’Brien

Accounting Branch Chief

February 20, 2009

Addendum No. 1 (additional disclosure has been bracketed below)

Significant Trends (page 3)

Over the last few years, a significant number of new prestige fragrance products have been introduced on a worldwide basis. The beauty industry, in general, is highly competitive and consumer preferences often change rapidly. The initial appeal of these new fragrances, launched for the most part in U.S. department stores, has fueled the growth of our industry. Department stores continue to lose sales to the mass market as a product matures. To counter the effect of lower department store sales, companies are required to introduce new products more quickly, which requires additional spending for development and advertising and promotional expenses. In addition, a number of the new launches are with celebrities (either entertainers or athletes) which require substantial royalty commitments and whose careers and/or appeal could change drastically, both positively and negatively, based on a single event. We believe these trends will continue. If one or more of our new product introductions would be unsuccessful, or the appeal of the celebrity would diminish, it could result in a substantial reduction in profitability and operating cash flows.

In the past, certain U.S. department store retailers consolidated operations resulting in the closing of retail stores as well as implementing various inventory control initiatives. We expect that these store closings, the inventory control initiatives, and the current global economic conditions will continue to affect our sales in the short-term. [In response, we have implemented a number of cost reduction initiatives including a targeted reduction in staff, along with a reduction in committed advertising and promotional spending, and expect to reduce our production levels in response to the current economic environment.]

[During the recent holiday season, U.S. department store retailers experienced a major reduction in consumer traffic, resulting in decreased sales. In response, the retailers offered consumers deep discounts on most of their products. As is customary in the fragrance industry, these discounts were not offered on fragrances and cosmetics. This resulted in an overall reduction in sales of these products, although sales of our products increased during this period, as a result of investments we made with our promotional activities and in our domestic sales force.]

Historically, as is the case for most fragrance companies, our sales have been influenced by seasonal trends generally related to holiday or gift giving periods. Substantial sales often occur during the final month of each quarter. This practice assumes activities in future periods will support planned objectives, but there can be no assurance that will be achieved and future periods may be negatively affected.

[In light of the recent downturn in the global economy the Company performed a review of its intangible, long-lived assets at December 31, 2008. This review was based upon the estimated future net cash flows for the remaining period of each license. Based upon management’s review, no impairment charges were deemed necessary.]

Comparison of the three-month period ended December 31, 2008, with the three-month period ended December 31, 2007.  (excerpts from pages 4-6)

Net Sales

During the three-months ended December 31, 2008, net sales from continuing operations increased 6% to $47,292,522, as compared to $44,543,788 for the same prior year period. The increase was primarily due to the launch, in August 2008, of our new Jessica Simpson fragrance, Fancy, resulting in an increase in gross sales of $8,391,708 and the launch, in late September 2008, of our new Paris Hilton fragrance, Fairy Dust, resulting in an increase in gross sales of $6,000,269. Both fragrances were launched in our domestic market. [However, the increase in sales was negatively impacted by the current global economic environment, resulting in a significant drop in consumer retail business and retail re-orders, particularly in our international market.]

Net sales to unrelated customers, which represented 82% of our total net sales for the three-months ended December 31, 2008, increased 10% to $38,546,367, as compared to $35,055,318 for the same prior year period. This was primarily due to an increase in sales to the U.S. department store sector. Net sales to the U.S. department store sector increased 82% to $24,140,143 for the three-months ended December 31, 2008, as compared to $13,288,524 for the same prior year period, while net sales to international distributors decreased 34% to $14,406,223, as compared to

Terence O’Brien

Accounting Branch Chief

February 20, 2009

$21,766,868 for the same prior year period. The increase in domestic sales was primarily due to the launch of our new Jessica Simpson fragrance, Fancy, and the launch of our new Paris Hilton fragrance, Fairy Dust, noted above. [Additionally, in the domestic market we benefited from our investments in promotional activities and our domestic sales force, coupled with high levels of sell-through in difficult economic conditions. The decrease in international net sales was primarily due to global recessionary economic conditions and the volatility of the U.S. dollar.] Sales to related parties, primarily from Perfumania, (See Note F to the accompanying condensed consolidated financial statements for further discussion of related parties) decreased 8% to $8,746,156 for the three-months ended December 31, 2008, as compared to $9,488,396 for the same prior year period. [The decrease in sales reflects the depressed economic conditions within the U.S. retail industry, partially offset by approximately $2,200,000 in sales of overstock merchandise to Perfumania.]

Cost of Goods Sold

Our overall cost of goods sold remained constant at 50% of net sales for the three-months ended December 31, 2008, as compared to the same prior year period. Cost of goods sold as a percentage of net sales to unrelated customers and related parties approximated 47% and 60%, respectively, for the three-months ended December 31, 2008, as compared to 49% and 53%, respectively, for the same prior year period. The three-months ended December 31, 2008, included a higher percentage of sales to U.S. department store customers, which sales generally have a higher margin than sales of these products to international distributors, which generally reflect a lower margin. As is common in the industry, we offer international customers higher discounts, which are generally offset by reduced advertising expenditures for those sales, as the international distributors are responsible for advertising in their own territories. International distributors have no rights to return merchandise. [As noted above, the current year period also includes the sale of overstock merchandise to related parties, which sales resulted in lower margins.]

Advertising and Promotional Expenses

Advertising and promotional expenses increased 48% to $18,370,026 for the three-months ended December 31, 2008, as compared to $12,454,247 for the same prior year period, increasing as a percentage of net sales to 39% from 28%, primarily due to the launches and advertising campaigns for our new Jessica Simpson and Paris Hilton fragrances in the fall of 2008 and due to the investments we made with our promotional activities in our domestic markets. During the prior year period, we incurred advertising and promotional costs in connection with the launch of our Paris Hilton Can Can fragrance. [During the quarter ended December 31, 2008, we anticipated significantly higher sales and we committed our spending accordingly. However, during the last five weeks of the quarter, retailers experienced a significant drop in consumer business and re-orders were negatively affected. We anticipate promotional spending for all brands to decrease during the fourth quarter ending March 31, 2009, and into our next fiscal year as we reduce our promotional spending in response to the current economic climate.]

Royalties

Royalties increased by 13% to $3,734,456 for the three-months ended December 31, 2008, as compared to $3,301,514 for the same prior year period, increasing as a percentage of net sales to 8% from 7%. The increase is due to the increase in sales for the three-months ended December 31, 2008, [and reflects contractual royalty rates on actual sales coupled with minimum royalty requirements, most notably for Paris Hilton cosmetics, sunglasses, and handbags, for which minimum sales levels were not achieved.] We anticipate that this percentage will remain relatively constant for the remainder of the fiscal year ending March 31, 2009, as increases in fragrance sales partially offset minimum royalty payments for Paris Hilton non-fragrance licenses. [In January 2009, we entered into an agreement with GEI, assigning the worldwide exclusive licensing rights with PHEI, for the production and distribution of Paris Hilton sunglasses.]

Depreciation and Amortization

Depreciation and amortization decreased 22% to $627,550 for the three-months ended December 31, 2008, as compared to $807,013 for the same prior year period, decreasing as a percentage of sales to 1% from 2%. The decrease was attributable to lower amortization expense. In addition, an impairment charge of $200,000 was recorded

Terence O’Brien

Accounting Branch Chief

February 20, 2009

in the comparable prior year period in connection with the XOXO fragrance license [(See Note D to the accompanying condensed consolidated financial statements for further discussion).]

Liquidity and Capital Resources (excerpts from pages 9-11)

As of December 31, 2008 and 2007, our ratios of the number of days sales in accounts receivable and number of days cost of sales in inventory, on an annualized basis, were as follows:

	December 31,
	2008	2007
Trade accounts receivable:
Unrelated (1)	88	104
Related:
Perfumania	171	84
Total	108	97
Inventories	280	260

———————

(1)

Calculated on gross trade receivables excluding allowances for doubtful accounts, sales returns and advertising allowances of approximately $9,014,000 and $6,763,000 in 2008 and 2007, respectively.

[The decrease in the number of days in trade account receivables from 2007 to 2008 for unrelated customers was mainly attributable to improved collections from our international distributors in the nine-months ended December 31, 2008. Due to restrictions on sales of GUESS? products and delays in receiving GUESS? products, in the prior year, certain international distributors had exceeded their payment terms as of December 31, 2007. During this past holiday season, U.S. department store retailers experienced a major reduction in consumer traffic, resulting in decreased sales. In addition, the current volatility in the U.S. dollar has affected the purchasing power and cash flow of many of our international customers. As a result of this it is likely that the number of days in trade receivables at the end of the next quarter will increase. Management closely monitors the Company’s activities with all customers, however, if one or more of our major customers were to default on their payables to the Company, it would have a material adverse affect on our overall sales and liquidity.]

The number of days sales in trade receivables from Perfumania, Inc. (“Perfumania”) continues to exceed those of unrelated customers, due mainly to their seasonal cash flow (See Note F to the accompanying condensed consolidated financial statements for further discussion of our relationship with Perfumania). However, due to the limited amount of sales to Perfumania during the nine-months ended December 31, 2008, and the reclassification of certain distributors previously classified as related parties in 2007, the calculated number of days sales in accounts receivable from Perfumania is not indicative of a true aging. The number of days, based upon the actual aging as of December 31, 2008, would be 119 days (112 days at December 31, 2007). [During the month of January 2009, we received an additional $6 million in payments from Perfumania.]

[On January 28, 2009, Perfumania filed a Form 8-K with the SEC disclosing that it was not in compliance with a certain debt covenant under its Senior Credit Facility triggering an event of default. Perfumania reported that it has requested a waiver from their Senior Creditor, but there are no guarantees that the waiver will be received. If Perfumania is unable to obtain a waiver or to refinance its credit facility, its operations and financial condition would be materially adversely affected. Any significant reduction in business with Perfumania as a customer of the Company would have a material adverse affect on our overall net sales. Perfumania’s inability to pay its account balance due to us at a time when it has a substantial accounts payable balance could have an adverse affect on our financial condition and results of operations.] Management closely monitors the Company’s activity with Perfumania and holds periodic discussions with Perfumania in order to review their anticipated payments for each quarter. [Perfumania is currently performing under the terms of its credit arrangements. No allowance for credit loss has been recorded as of December 31, 2008. Management will continue to closely monitor all developments with respect to its extension of credit to Perfumania.]

Terence O’Brien

Accounting Branch Chief

February 20, 2009

Management believes that funds from operations and our existing financing will be sufficient to meet our current operating and seasonal needs. However, if we were to expand operations through acquisitions, new licensing arrangements or both, we may need to obtain financing. There is no assurance that we could obtain such financing or what the terms of such financing, if available, would be. In addition, the current business environment may increase the difficulty of obtaining new financing, if needed.

[If the economy were to significantly decline further, or if one or more of our major customers were to default on payments due to the Company, our liquidity could be negatively affected and our current credit facility could be affected, as we may not meet our debt covenant requirements, and we would need to obtain additional financing. There is no assurance that we could obtain such financing or what the terms of such financing, if available, would be. In addition, the current business environment may increase the difficulty of obtaining new financing, if needed.]

Addendum No. 2 (additional disclosure has been bracketed below)

D.

Trademarks and Licenses (excerpts from page 24)

[Intangible assets are reviewed annually for impairment under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, during the Company’s fourth quarter of each fiscal year, or sooner, if events indicate a potential impairment. The identification and measurement of impairment of indefinite-lived intangible assets involves the estimation of the fair value of the related asset. The estimates of fair value are based on the best information available as of the date of the assessment, which primarily incorporates management assumptions about discounted expected future cash flows. Future cash flows can be affected by changes in industry or market conditions.]

At March 31, 2007, the Company performed its annual review of all of its intangible assets. As a result of this process, the Company noted that, in connection with the XOXO license, the estimated future net cash flows for the remaining period of the license were determined to be less than the license’s carrying value. [As a result, during the years ended March 31, 2008, and 2007, the Company recorded impairment charges of $385,232 and $1,129,273, respectively. Given the current economic environment, the Company performed a review of all of its intangible assets at December 31, 2008. As a result, the Company determined that there were no impairment charges that needed to be recorded during the nine-months ended December 31, 2008. During the nine-months ended December 31, 2007, the Company recorded an impairment charge of $385,232. As of March 31, 2007, the Company determined that a review of its trademark and license intangible assets would be performed quarterly. An analysis of the XOXO intangible assets as of December 31, 2008, is as follows:

Initial fair value	$5,800,000
Impairment charge recorded March 31, 2007	(1,129,273)
Impairment charge recorded September 30, 2007	(185,232)
Impairment charge recorded December 31, 2007	(200,000)
4,285,495
Less: accumulated amortization	(3,445,915)
Balance as of December 31, 2008	$839,580 ]

Addendum No. 3 (additional disclosure has been bracketed below)

C.

Inventories (excerpts from page 23)

[Inventories are stated at the lower of cost (using the first-in, first-out method) or market. The cost of inventories includes product costs, inbound freight and handling charges, including an allocation of the Company’s applicable overhead in an amount of approximately $2,801,000 and $4,170,000 at December 31, 2008, and March 31, 2008, respectively. The Company classifies certain inventories as non-current when projected sales indicate that such inventory will not be sold within the next twelve month period.]

[The lead time for certain of our raw materials and components inventory (up to 180 days) requires us to maintain at least a three to six-month supply of some items in order to ensure production schedules. In addition, when we launch

Terence O’Brien

Accounting Branch Chief

February 20, 2009

a new brand or Stock Keeping Unit (“SKU”), we frequently produce a six to nine-month supply to ensure adequate inventories if the new products exceed our forecasted expectations. We believe that the gross margins on our products outweigh the additional carrying costs. However, if future sales do not reach forecasted levels, it could result in excess inventories and may cause us to decrease prices to reduce inventory levels.]

[The Company performs a review of its inventory each quarter in order to ascertain whether the carrying amount of the inventory reasonably reflects net realizable value. During the nine-months ended December 31, 2008, and 2007 the carrying value of certain inventory was reduced by $318,501 and $675,000, respectively, as slower-moving inventory would need to be discounted in order to sell the product. These adjustments are included in cost of goods sold in the accompanying condensed consolidated statements of operations. In addition, the Company maintains inventory of collateral items such as, testers, samples, gifts with purchases and other advertising materials to support the sales of our products. This inventory is classified as prepaid advertising, which is included in prepaid expenses and other current assets, net in the accompanying condensed consolidated balance sheets. A review similar to the one noted above is also performed for this inventory. During the nine-months ended December 31, 2008, and 2007 the carrying value of collateral items inventory was reduced by $535,837 and $180,000, respectively, as excess collateral items for older brands were marked down to net realizable value. These adjustments are included in advertising and promotional expense in the accompanying condensed consolidated statements of operations.]